Exhibit 99.3

MANAGEMENTS’ DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim consolidated financial statements and the related notes furnished as exhibit 99.2 to the Current Report on Form 6-K on which this discussion has been furnished and our consolidated financial statements for the year ended December 31, 2017 and the related notes thereto appearing in our prospectus on Form F-1, which was filed with the Securities and Exchange Commission (SEC) on July 3, 2018. Some of the information contained in this discussion and analysis, including information with respect to our plans, our product candidates, our results of clinical trials, the clinical development plans for our product candidates and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in the Risk Factors furnished as Exhibit 99.4 to this Current Report on Form 6-K on which this discussion has been furnished, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company developing novel therapeutics that target the interplay between innate and adaptive immunity. Our programs seek to influence immune signaling and change the course of immune-mediated diseases in adults and children. Our lead drug development program utilizes our proprietary immunomodulatory technology for the treatment of Atopic Dermatitis, and we are exploring its efficacy in other dermatology indications which include Acne Vulgaris and Psoriasis, as well as other therapeutic areas.

On August 14, 2018, we reported top-line data from our Phase 2 clinical trial of PR022 in Atopic Dermatitis. In a randomized, double-blind, vehicle controlled, Phase 2 clinical trial of 122 patients, PR022 showed no difference from vehicle in the primary endpoint of percent change in Eczema Area Severity Index (EASI) versus baseline. As we just received the data, we are working to better understand this outcome and to analyze all of the data collected in the study.  We are conducting a full review to determine whether there is a path forward for our proprietary technology in Atopic Dermatitis, and to evaluate the implications for our Acne and Psoriasis programs. We will provide an update on our plans in September 2018.

While the initial clinical development focus has been on Dermatology, we are also exploring other potential applications, in immune-mediated diseases generally. While the other indications are in the early stage of evaluation, we believe that the anti-inflammatory and immunomodulatory properties of our formulations demonstrated in pre-clinical studies to date provide scientific rationale for continuing to explore other indications and, subject to the full analysis of the PR022 results, we intend to further evaluate the potential applications through pre-clinical models and other research. In addition, we are actively exploring opportunities to in-license new assets with potential in immune-mediated diseases to complement our portfolio.

We announced in July 2018 that the SEC declared effective our registration statements with respect to the listing of American Depositary Shares (ADSs), representing the Company’s ordinary shares, Nasdaq approved the ADSs for listing, and ADSs were listed for trading under the symbol “RLM”. The registration statements were filed to facilitate the creation of a trading market in the US for ADSs representing the Company's ordinary shares and in satisfaction of our obligations under a registration rights agreement entered into with investors who participated in the October 2017 private placement. Each ADS represents 25 ordinary shares. We did not register any new issuance of securities in connection with the listing. Our ordinary shares continue to be listed for trading on the Alternative Investment Market, or AIM, a market operated by the London Stock Exchange.

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We entered into, and subsequently amended, a licensing arrangement with an independent distributor to manufacture, market and distribute Vashe, as a 510(k)-cleared medical device, for use in cleansing and debriding acute and chronic wounds. Pursuant to the terms of the agreement, we assigned all right and title of the Vashe trademark and the distributor retains sole responsibility and liability in connection with the manufacturing, marketing and distribution of Vashe. We receive royalties that are tiered and based upon net sales. We are entitled to receive minimum royalties of approximately $900,000 per each contract year, based upon annual net sales thresholds through March 2021.

On January 1, 2018, we adopted Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (“Topic 606”, or “the New Revenue Standard”) and all the related amendments using the modified retrospective method. We recognized the cumulative effect of initially applying the New Revenue Standard as a $2.5 million decrease to the opening balance of accumulated deficit as of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the revenue recognition rules then in effect (Topic 605).

The most significant impact of the New Revenue Standard relate to the royalties we receive from Vashe under the licensing arrangement. We have concluded that the minimum guaranteed royalty amounts are fixed in substance and are recognized upon transferring the license to the distributor under Topic 606 rather than upon billing under Topic 605. The revenue recognized is net of the effect of the financing components calculated using customer-specific, risk-adjusted lending rates and will be recognized as interest income over time on an effective interest rate basis. As a consequence of the acceleration of revenue recognition, we will not recognize royalty income until the minimum guaranteed amount has been achieved. Any royalties in excess of the minimum guarantee will be recognized in the period they are earned.

We expect to continue to incur significant expenses and operating losses over the next several years. Net losses may fluctuate significantly from quarter to quarter and year to year, and we anticipate that our expenses will increase substantially:

•	if and to the extent that we continue ongoing clinical trials evaluating PR022 for the treatment of AD, or initiate and complete additional clinical trials of PR022 in such indication, as needed;

•	if and to the extent that we continue development of and pursue regulatory approvals for our product candidates for the treatment of Acne and Psoriasis;

•	if we seek to develop additional product candidates based upon the our proprietary technology;

•	if we ultimately establish a commercialization infrastructure and scale up external manufacturing and distribution capabilities to commercialize any product candidates for which we may obtain regulatory approval;

•	if we seek to in-license or acquire additional product candidates for development to expand and/or diversify our product pipeline;

•	if we are required to adapt our regulatory compliance efforts to incorporate requirements applicable to any marketed products for which we may obtain regulatory approval;

•	as we maintain and protect, and to the extent that we expand, our intellectual property portfolio;

•	if we hire additional clinical, manufacturing, scientific, operational, financial, information technology or other personnel; and

•	assuming, as expected, that we incur incremental legal, accounting and other expenses operating as a public company in both the United States (U.S.) and the United Kingdom (UK).

In March 2018, we announced that in a Phase 2 clinical trial for Allergic Conjunctivitis, or AC, an ophthalmic disease, our product candidate PR013, a topical solution, did not demonstrate efficacy.  As a result, we are no longer pursing the clinical development of PR013 and other than the costs of completing the trial in 2018 and closing out the program, we do not intend to make any additional investments in this program.

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At June 30, 2018, we had cash, cash equivalents and marketable securities of $23.7 million, working capital of $22.2 million, and an accumulated deficit of $198.0 million. We have not generated any product revenues in relation to our drug development business and have not achieved profitable operations. We no longer have any candidates in active clinical trials. There is no assurance that we will have products approved or commercialized in the future, that profitable operations will ever be achieved, and, if achieved, could be sustained on a continuing basis. In addition, any potential development activities, clinical and pre-clinical testing, and commercialization of our products will require significant additional capital.

Financial Operations Overview

Revenues

We earn royalty income related to our license and distribution agreement for Vashe that includes a fixed future minimum guaranteed amount. Upon adoption of the New Revenue Standard on January 1, 2018, no income from our royalty arrangement is recognized unless and until the minimum guaranteed amount has been paid.

Research and Development Expenses

We are organized and record expenses by functional department and our employees spend time on all of our development projects. Additionally, due to the platform nature of our technology, some of the efforts and expenses are attributable across multiple projects or candidates. Where practical, we capture candidate specific expenses. We categorize our research and development expenses by category and by product candidate, as shown below (in thousands):

	Six Months Ended June 30,
	2018	2017
PR022	$3,004	$860
PR013	1,893	819
RLM023	811	-
Other research and development	555	475
Personnel related including share-based compensation	1,113	814
Total research and development expenses	$7,376	$2,968

Research and development expense consists primarily of costs incurred in connection with the development of our product candidates. We expense research and development costs as incurred. These expenses include:

•	expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, laboratories who perform toxicology and analytical work, as well as investigative sites and consultants that conduct our clinical and pre-clinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring, manufacturing and labeling pre-clinical study and clinical trial materials;

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•	employee-related expenses, including salaries and related costs, travel and share-based compensation expense for employees engaged in research and development and quality assurance functions;

•	costs related to compliance with regulatory requirements; and

•	facilities costs, depreciation and other expenses, which include rent and utilities.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, administrative, and finance functions, including share-based compensation, travel expenses and recruiting expenses. Other general and administrative expenses include facility related costs, patent filing, maintenance and prosecution costs and professional fees for legal, auditing, tax and business development services, and insurance costs. Additionally, general and administrative expenses include the cost of establishing a listing on Nasdaq and maintaining a listing on AIM, a market operated by the London Stock Exchange in the United Kingdom, which includes directors’ compensation and travel, including share-based compensation, insurance and other professional fees such as legal, accounting, tax and other advisory services.

We anticipate that our general and administrative expenses will increase as a result of increased payroll, expanded infrastructure and higher consulting, legal, auditing and tax-related services associated with maintaining compliance with Nasdaq listing and U.S. Securities and Exchange Commission, or SEC, requirements, accounting and investor relations costs, and director and officer insurance premiums associated with being a public company in the United States and in the United Kingdom.Our general and administrative expenses may increase if we expand or progress our development programs. Additionally, if and when we believe a regulatory approval of any product candidate appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, particularly as it relates to the sales and marketing of our products.

Interest Income

Interest income consists of interest earned on our cash and cash equivalents held with banks and our marketable securities. Interest income also includes the non-cash financing component of the future minimum guaranteed royalties for Vashe.

Income Taxes

We have not recorded any income tax benefits for the net losses we have incurred due to the uncertainty of realizing a benefit from those losses.

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Consolidated Results of Operations

Comparison of Six Months Ended June 30, 2018 and 2017

The following table sets forth our results of operations for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017	Change
Revenues	$-	$619	$(619)
Operating expenses:
Research and development	7,376	2,968	4,408
General and administrative	3,518	1,602	1,916
	10,894	4,570	6,324
Loss from operations	(10,894)	(3,951)	(6,943)
Interest income	248	18	230
Net loss	$(10,646)	$(3,933)	$(6,713)

Revenues

Upon adoption of the New Revenue Standard on January 1, 2018, we only recognize royalty revenue from our licensing arrangement for Vashe when they exceed the minimum guaranteed royalties. Actual royalties during the six months ended June 30, 2018 did not exceed the minimum guaranteed amounts. During the six months ended June 30, 2017, we recognized royalty revenues of $0.6 million under the previous revenue recognition standards.

Research and Development Expenses

Research and development expenses increased by $4.4 million, or 149%, from $3.0 million for the six months ended June 30, 2017 to $7.4 million for the six months ended June 30, 2018. The increase was primarily due to net increases of $3.1 million in our clinical development cost, toxicology studies and regulatory support four our Phase 2 clinical trials for PR022 and PR013 which began in late 2017. As announced in March 2018, we are no longer pursuing the clinical development of PR013. We began our development of RLM023 during the six months ended June 30, 2018 which resulted in an increase to research and development expense of $0.8 million. We also had increases in consulting and compensation costs of $0.3 million as a result of our increase in consultants and headcount to support our clinical development efforts. We also had increases in facility and related costs of $0.2 million, primarily due to the increase of usage of facilities for the purpose of research and development activities.

General and Administrative Expenses

General and administrative expenses increased $1.9 million from $1.6 million for the six months ended June 30, 2017 to $3.5 million for the six months ended June 30, 2018. The increase was due primarily to the $1.5 million of professional services in connection with the registration of ADSs representing our ordinary shares in 2018.

Interest Income

Interest income increased from $18,000 during the six months ended June 30, 2017 to $0.2 million for the six months ended June 30, 2018 as a result of earnings from our cash proceeds from the private placement in October 2017 and the non-cash interest income related to the financing component of our royalty receivables.

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Liquidity and Capital Resources

We have incurred net losses and negative cash flows from operations and expect to continue to incur significant losses for the foreseeable future. Our only source of operating cash flow is the royalty received from our out-licensing agreement for Vashe. We expect to increase our investments in research and development and general and administrative expenses in support of our drug development plans. We incurred net losses of $10.6 million and $3.9 million and negative cash flows from operations of $10.1 million and $4.7 million for the six months ended June 30, 2018 and 2017, respectively. As of June 30, 2018, we have an accumulated deficit of $198.0 million. We believe that our existing cash, cash equivalents and marketable securities of $23.7 million as of June 30, 2018 will be sufficient to meet our capital requirements and fund our operations for at least twelve months from the date of issuance of these interim financial statements.

Based on the final analysis of the Atopic Dermatitis trial results, we will determine how to prioritize our available cash resources either for further Atopic Dermatitis development, a proof of concept study in Acne or Psoriasis or for some other purpose which might relate to potential new assets. To further advance our product candidates in clinical development and commercialization or in in-licensing or acquiring new assets, we need to raise substantial additional capital. Please see the section entitled “Cash Flows — Funding Requirements.”

Cash Flows

The following table shows a summary of our cash flows from continuing operations for the periods indicated (in thousands):

	Six Months Ended June 30,
	2018	2017
Net cash used in operating activities	$(10,124)	$(4,675)
Net cash provided by (used in) investing activities	16,854	(108)
Net cash used in financing activities	-	-

Net Cash Used in Operating Activities

During the six months ended June 30, 2018, net cash used in operating activities was $10.1 million and was primarily attributable to our $10.6 million net loss, that was offset by noncash charges of $0.3 million and the net change in our operating assets and liabilities of $0.3 million. Noncash charges were primarily related to our share-based compensation expense. The change in our operating assets and liabilities was primarily attributable to $0.6 million of royalty payments received during the six months ended June 30, 2018 offset by an increase in our payables and accrued expenses due to the increase in professional services in connection with the registration of our ADSs completed in July 2018.

During the six months ended June 30, 2017, net cash used in operating activities was $4.7 million and was primarily attributable to our $3.9 million net loss and changes in our operating assets and liabilities of $0.9 million that were offset by noncash charges of $0.2 million.

Net Cash Provided by and Used in Investing Activities

During the six months ended June 30, 2018, net cash provided by investing activities was $16.9 million and primarily attributable to the proceeds received upon the maturity of our marketable securities of $27.8 million offset by purchases of marketable securities and property and equipment of $10.9 million and $45,000, respectively.

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During the six months ended June 30, 2017, net cash used in investing activities was $0.1 million, which related to purchases of property and equipment.

Funding Requirements

Our expenses are likely to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our current or potential future product candidates and/or as we seek to in-license or acquire new assets. We currently have no products in clinical trials and we are evaluating the clinical development plans for our product candidates. We have no products approved for sale and there is no assurance that we will obtain future approvals or, if we do, that we will be able to generate revenues or achieve profitable operations. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, having completed our Nasdaq listing, we expect to incur additional costs associated with operating as a dually listed public company in the United States and the United Kingdom. Accordingly, we may need to obtain substantial additional funding in connection with our continuing drug development operations. Based on the final analysis of the Atopic Dermatitis trial results, we will determine how to prioritize our resources and future needs, either for further Atopic Dermatitis development, a proof of concept study in Acne or Psoriasis or for some other purpose which might relate to potential new assets. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect that our cash, cash equivalents and marketable securities as of June 30, 2018 will enable us to fund our operating expenses and capital expenditure requirements for at least twelve months from the date of the issuance of these interim financial statements. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of product discovery, pre-clinical studies and clinical trials associated with current or potential future product candidates;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain potential collaborations on favorable terms, if at all;

•	the ability of our potential collaboration partners to exercise options to extend research and development programs;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

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•	the extent to which we acquire or in-license other product candidates, technologies or products;

•	the costs of securing manufacturing arrangements for pre-clinical, clinical and commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

Identifying potential product candidates and conducting pre-clinical studies and clinical trials is a time consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

Adequate additional financing may not be available to us on acceptable terms, or at all and may be negatively impacted by the recently announced results of our clinical trial of PR022 in Atopic Dermatitis. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, investor ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect investor rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies

The Critical Accounting Policies and Significant Judgments and Estimates included in our Form F-1 for the year ended December 31, 2017, filed with the SEC on July 3, 2018, have not materially changed.

Recent Accounting Pronouncements

See Note 3 to our unaudited interim consolidated financial statements for a description of recent accounting pronouncements applicable to our consolidated financial statements.

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